Exhibit 99.3
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2023 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2023	2023	2022	2023	2022	2023
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	38,994	37,933	36,538	76,927	71,008	146,767
Other income, net	632	561	584	1,193	1,260	2,701
Total Income	39,626	38,494	37,122	78,120	72,268	149,468
Expenses
Employee benefit expenses	20,796	20,781	19,438	41,577	37,776	78,359
Cost of technical sub-contractors	3,074	3,124	3,694	6,198	7,603	14,062
Travel expenses	439	462	363	901	739	1,525
Cost of software packages and others	3,387	2,720	2,512	6,106	4,932	10,902
Communication expenses	179	182	189	361	359	713
Consultancy and professional charges	387	346	439	734	895	1,684
Depreciation and amortisation expenses	1,166	1,173	1,029	2,339	1,979	4,225
Finance cost	138	90	66	228	121	284
Other expenses	1,292	1,254	1,001	2,546	1,939	4,392
Total expenses	30,858	30,132	28,731	60,990	56,343	116,146
Profit before tax	8,768	8,362	8,391	17,130	15,925	33,322
Tax expense:
Current tax	2,491	2,307	2,482	4,798	4,832	9,287
Deferred tax	62	110	(117)	172	(295)	(73)
Profit for the period	6,215	5,945	6,026	12,160	11,388	24,108

Other comprehensive income

Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	(64)	87	40	23	(46)	8
Equity instruments through other comprehensive income, net	40	1	4	40	7	(7)

Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	23	6	(12)	29	14	(7)
Exchange differences on translation of foreign operations	5	15	(14)	21	39	776
Fair value changes on investments, net	(20)	75	26	55	(346)	(256)
Total other comprehensive income/(loss), net of tax	(16)	184	44	168	(332)	514

Total comprehensive income for the period	6,199	6,129	6,070	12,328	11,056	24,622

Profit attributable to:
Owners of the company	6,212	5,945	6,021	12,157	11,381	24,095
Non-controlling interest	3	–	5	3	7	13
	6,215	5,945	6,026	12,160	11,388	24,108

Total comprehensive income attributable to:
Owners of the company	6,196	6,132	6,068	12,328	11,054	24,598
Non-controlling interest	3	(3)	2	–	2	24
	6,199	6,129	6,070	12,328	11,056	24,622

Paid up share capital (par value 5/- each, fully paid)	2,070	2,070	2,099	2,070	2,099	2,069
Other equity *#	73,338	73,338	73,252	73,338	73,252	73,338

Earnings per equity share (par value 5/- each)**
Basic ( in per share)	15.01	14.37	14.35	29.38	27.13	57.63
Diluted (in per share)	14.99	14.35	14.34	29.34	27.10	57.54

*	Balances for the quarter and half year ended September 30, 2023 and quarter ended June 30, 2023 represent balances as per the audited Balance Sheet as at March 31, 2023 and balances for the quarter and half year ended September 30, 2022 represent balances as per the audited Balance Sheet as at March 31, 2022 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and half year ended September 30, 2023, quarter ended June 30, 2023 and quarter and half year ended September 30, 2022.

#	Excludes non-controlling interest

1. Notes pertaining to the current quarter

a) The audited interim condensed consolidated financial statements for the quarter and half-year ended September 30, 2023 have been taken on record by the Board of Directors at its meeting held on October 12, 2023. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim condensed consolidated financial statements. These interim condensed consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b) Appointment of Independent Director

Based on the recommendation of the Nomination and Remuneration Committee, the Board considered and approved the appointment of Nitin Paranjpe (DIN - 00045204), as an Additional & Independent Director effective January 1, 2024 for a period of 5 (Five) years, subject to the approval of the shareholders.

c) Update on Investment

On September 1, 2023, Infosys entered into a share purchase agreement to acquire 100% of the voting interests in Danske IT and Support Services India Private Limited, which is Danske Bank's IT center in India. The estimated consideration is approximately DKK 63 million (approximately 77 crore) which may be subjected to a further adjustment on finalization of the opening net assets value as agreed in the Share Purchase Agreement.

d) Update on employee stock grants

The Board, on October 12, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved :

One time grant of 1,231,260 RSUs under the 2015 Stock Incentive Compensation Plan (2015 Plan) and 500,250 PSUs under the Expanded Stock Ownership Program 2019 (2019 Plan) to Senior Management Personnel including Key management personnel as defined under the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended and other Senior leaders.

The grants made under the 2015 Plan would vest over a period of three years and the grants made under the 2019 Plan would vest over a period of three years subject to Company’s achievement of performance parameters as defined in the 2019 Plan. The RSUs and PSUs will be granted w.e.f November 1, 2023 and the exercise price will be equal to the par value of the share.

Further, the Board on October 12, 2023, based on the recommendations of the Nomination and Remuneration Committee, approved the grant of 34,390 RSUs to few new hires under the 2015 plan w.e.f November 1, 2023. The RSUs will vest over a period of three to four years.

2. Information on dividends for the quarter and half year ended September 30, 2023

The Board of Directors declared an interim dividend of 18/- per equity share. The record date for the payment is October 25, 2023.The interim dividend will be paid on November 6, 2023. The interim dividend declared in the previous year was 16.50/- per equity share.

(in )

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2023	2023	2022	2023	2022	2023
Dividend per share (par value 5/- each)
Interim dividend	18.00	–	16.50	18.00	16.50	16.50
Final dividend	–	–	–	–	–	17.50

3. Audited Consolidated Balance Sheet

(in crore)

Particulars	As at
	September 30, 2023	March 31, 2023
ASSETS
Non-current assets
Property, plant and equipment	12,542	13,346
Right of use assets	6,950	6,882
Capital work-in-progress	497	288
Goodwill	7,240	7,248
Other Intangible assets	1,547	1,749
Financial assets
Investments	11,744	12,569
Loans	38	39
Other financial assets	2,343	2,798
Deferred tax assets (net)	868	1,245
Income tax assets (net)	6,945	6,453
Other non-current assets	2,518	2,318
Total non-current assets	53,232	54,935
Current assets
Financial assets
Investments	7,579	6,909
Trade receivables	28,261	25,424
Cash and cash equivalents	15,713	12,173
Loans	252	289
Other financial assets	11,650	11,604
Income tax assets (net)	42	6
Other current assets	13,570	14,476
Total current assets	77,067	70,881
Total Assets	130,299	125,816
EQUITY AND LIABILITIES
Equity
Equity share capital	2,070	2,069
Other equity	78,698	73,338
Total equity attributable to equity holders of the Company	80,768	75,407
Non-controlling interests	386	388
Total equity	81,154	75,795

Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	6,626	7,057
Other financial liabilities	2,162	2,058
Deferred tax liabilities (net)	1,028	1,220
Other non-current liabilities	472	500
Total non-current liabilities	10,288	10,835
Current liabilities
Financial liabilities
Lease liabilities	1,920	1,242
Trade payables	3,203	3,865
Other financial liabilities	17,566	18,558
Other Current Liabilities	10,278	10,830
Provisions	1,702	1,307
Income tax liabilities (net)	4,188	3,384
Total current liabilities	38,857	39,186
Total equity and liabilities	130,299	125,816

The disclosure is an extract of the audited Consolidated Balance Sheet as at September 30, 2023 and March 31, 2023 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Consolidated Statement of Cash Flows

(in crore)

Particulars	Half-year ended September 30,
	2023	2022
Cash flow from operating activities
Profit for the period	12,160	11,388
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	4,970	4,537
Depreciation and amortization	2,339	1,979
Interest and dividend income	(1,006)	(947)
Finance cost	228	121
Impairment loss recognized / (reversed) under expected credit loss model	206	91
Exchange differences on translation of assets and liabilities, net	(1)	131
Stock compensation expense	279	269
Other adjustments	900	283
Changes in assets and liabilities
Trade receivables and unbilled revenue	(1,751)	(4,864)
Loans, other financial assets and other assets	(251)	(1,205)
Trade payables	(661)	(9)
Other financial liabilities, other liabilities and provisions	(768)	3,213
Cash generated from operations	16,644	14,987
Income taxes paid	(4,538)	(4,227)
Net cash generated by operating activities	12,106	10,760
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles	(1,299)	(1,234)
Deposits placed with corporation	(636)	(564)
Redemption of deposits placed with corporation	439	384
Interest and dividend received	973	846
Payment towards acquisition of business, net of cash acquired	–	(904)
Payment of contingent consideration pertaining to acquisition of business	(59)	(60)
Other receipts	127	40
Payments to acquire Investments
Liquid mutual funds and fixed maturity plan securities	(33,038)	(36,310)
Certificates of deposit	(2,179)	(5,024)
Commercial Paper	(2,903)	(482)
Non-convertible debentures	(104)	(249)
Tax free bonds	–	(13)
Government securities	–	(1,569)
Other investments	(5)	(18)
Proceeds on sale of Investments
Other investments	–	99
Liquid mutual funds	31,292	34,336
Certificates of deposit	4,912	3,138
Commercial Paper	1,254	200
Non-convertible debentures	875	295
Government securities	299	1,332
Net cash (used in) / generated from investing activities	(52)	(5,757)
Cash flows from financing activities:
Payment of lease liabilities	(920)	(527)
Payment of dividends	(7,246)	(6,711)
Payment of dividend to non-controlling interest of subsidiary	(2)	(22)
Shares issued on exercise of employee stock options	3	7
Other receipts	20	84
Other payments	(334)	(220)
Net cash used in financing activities	(8,479)	(7,389)
Net increase / (decrease) in cash and cash equivalents	3,575	(2,386)
Effect of exchange rate changes on cash and cash equivalents	(35)	(217)
Cash and cash equivalents at the beginning of the period	12,173	17,472
Cash and cash equivalents at the end of the period	15,713	14,869
Supplementary information:
Restricted cash balance	365	465

The disclosure is an extract of the audited Consolidated Statement of Cash flows for the half year ended September 30, 2023 and September 30, 2022 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

5. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year Ended September 30,		Year ended March 31,
	2023	2023	2022	2023	2022	2023
Revenue by business segment
Financial Services (1)	10,705	10,661	11,148	21,366	21,710	43,763
Retail (2)	5,913	5,513	5,183	11,426	10,187	21,204
Communication (3)	4,463	4,441	4,501	8,904	8,965	18,086
Energy, Utilities, Resources and Services	4,957	4,889	4,498	9,846	8,757	18,539
Manufacturing	5,574	5,350	4,686	10,924	8,858	19,035
Hi-Tech	3,053	3,056	2,971	6,109	5,783	11,867
Life Sciences (4)	3,050	2,749	2,452	5,799	4,709	10,085
All other segments (5)	1,279	1,274	1,099	2,553	2,039	4,188
Total	38,994	37,933	36,538	76,927	71,008	146,767
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	38,994	37,933	36,538	76,927	71,008	146,767
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,579	2,545	2,811	5,124	5,565	10,843
Retail (2)	1,674	1,629	1,578	3,303	3,115	6,396
Communication (3)	1,035	984	965	2,019	1,759	3,759
Energy, Utilities , Resources and Services	1,352	1,290	1,251	2,642	2,396	5,155
Manufacturing	1,033	972	792	2,005	1,177	3,113
Hi-Tech	788	802	724	1,590	1,396	2,959
Life Sciences (4)	799	702	642	1,501	1,177	2,566
All other segments (5)	180	140	139	320	180	339
Total	9,440	9,064	8,902	18,504	16,765	35,130
Less: Other Unallocable expenditure	1,166	1,173	1,029	2,339	1,979	4,225
Add: Unallocable other income	632	561	584	1,193	1,260	2,701
Less: Finance cost	138	90	66	228	121	284
Profit before tax and non-controlling interests	8,768	8,362	8,391	17,130	15,925	33,322

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

6. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2023	2023	2022	2023	2022	2023
Revenue from operations	32,629	31,811	31,567	64,440	61,094	124,014
Profit before tax	8,517	8,146	8,488	16,663	15,391	31,643
Profit for the period	6,245	5,956	6,253	12,202	11,154	23,268

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone condensed financial statements as stated.

By order of the Board for Infosys Limited
Bengaluru, India October 12, 2023	Salil Parekh Chief Executive Officer and Managing Director

The Board has also taken on record the condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2023, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2023	2023	2022	2023	2022	2023
	Audited	Audited	Audited	Audited	Audited	Audited
Revenues	4,718	4,617	4,555	9,334	8,999	18,212
Cost of sales	3,271	3,211	3,170	6,481	6,315	12,709
Gross profit	1,447	1,406	1,385	2,853	2,684	5,503
Operating expenses	447	445	406	892	817	1,678
Operating profit	1,000	961	979	1,961	1,867	3,825
Other income, net	77	68	73	145	160	335
Finance cost	17	11	8	28	15	35
Profit before income taxes	1,060	1,018	1,044	2,078	2,012	4,125
Income tax expense	309	294	295	603	574	1,142
Net profit	751	724	749	1,475	1,438	2,983
Earnings per equity share *
Basic (in $ per share)	0.18	0.17	0.18	0.36	0.34	0.71
Diluted (in $ per share)	0.18	0.17	0.18	0.36	0.34	0.71
Total assets	15,689	16,007	15,640	15,689	15,640	15,312
Cash and cash equivalents and current investments	2,805	2,176	3,276	2,805	3,276	2,322

*	EPS is not annualized for the quarter and half year ended September 30, 2023, quarter ended June 30, 2023 and quarter and half year ended September 30, 2022.

Certain statements in this release concerning our future growth prospects, or our future financial or operating performance are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, our ability to attract and retain personnel, our transition to hybrid work model, economic uncertainties, technological innovations such as Generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, and our corporate actions including acquisitions. Important factors that may cause actual results or outcomes to differ from those implied by the forward looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2023. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law